

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 16, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of BondBloxx ETF Trust, under the Exchange Act of 1934:

- BondBloxx USD High Yield Bond Industrial Sector ETF
- BondBloxx USD High Yield Bond Financial & REIT Sector ETF
- BondBloxx USD High Yield Bond Healthcare Sector ETF
- BondBloxx USD High Yield Bond Energy Sector ETF
- BondBloxx USD High Yield Bond Telecom, Media & Technology Sector ETF
- BondBloxx USD High Yield Bond Consumer Cyclicals Sector ETF
- BondBloxx USD High Yield Bond Consumer Non-Cyclicals Sector ETF

Sincerely,